CERTIFICATE OF ETHICS FOR THE CHIEF EXECUTIVE OFFICER
AND THE CHIEF FINANCIAL OFFICER

In my role as Chief Executive Officer (“CEO”) or Chief Financial Officer (“CFO”) of CanAlaska Uranium Ltd. (the “Company”), I have adhered to and advocated to the best of my knowledge and ability the following principles and responsibilities governing professional conduct and ethics:

Act with honesty and integrity, handling in an ethical manner any actual or apparent conflicts of interest between personal and professional relationships.  A “conflict of interest” exists when an individual’s private interests interfere or conflict in any way (or even appear to interfere or conflict) with the interests of the Company.

Provide constituents with information that is accurate, complete, objective, relevant, timely and understandable.  If I am the CEO or CFO, I shall review the Company’s annual reports before certifying and filing them with the SEC.

Comply with all applicable laws, rules and regulations of federal, provincial, territorial, state and local governments, and other appropriate private and public regulatory agencies.

Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing my independent judgment to be subordinated.

Respect the confidentiality of information acquired in the course of business except when authorized or otherwise legally obligated to disclose the information.  I acknowledge that confidential information acquired in the course of business is not to be used for personal advantage.

Promote ethical behavior among employees at the Company and as a responsible partner with industry peers and associates.

Maintain control over and responsibly manage all assets and resources employed or entrusted to me by the Company.

Report illegal or unethical conduct by any director, officer or employee that has occurred, is occurring or may occur, including any potential violations of the Company’s Code of Ethics (the “Code”).  Such report shall be made to the Audit Committee of the Board of Directors and shall include conduct of a financial or non-financial nature.

Comply with the Code.  I understand that if I violate any part of the Code, I will be subject to disciplinary action.

I understand that the Code is subject to all applicable laws, rules and regulations.

I understand that there shall be no waiver of, modification of, or change to any part of the Code except by a vote of the Board of Directors or a designated Board committee.  In the event that a waiver of, modification of, or a change to the Code is granted, then the notice of the waiver, modification and/or change shall be posted on the Company’s website within five business days of the Board of Directors’ or designated Board committee’s vote or shall be disclosed otherwise as required by applicable law or Stock Exchange or SEC rules.  Notices posted on the Company website shall remain there for a period of 12 months and shall be retained in the Company’s files as required by law.

Date:     August 17, 2011.

“Peter Dasler”

Peter Dasler, Chief Executive Officer

“Ram Ramachandran”

Ram Ramachandran, Chief Financial Officer